SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SIXTY-FOURTH

ANNUAL MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio No. 800, Curitiba - PR. 2. DATE AND TIME: March 22, 2017 - 1 p.m. 3. PRESIDING BOARD: FERNANDO XAVIER FERREIRA - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS AND RESOLUTIONS:

  Elected, unanimously, Antonio Sergio de Souza Guetter as CEO of Companhia Paranaense de Energia - Copel, to fulfill the term of office of 2015-2017;
  Presented the preliminary information on the Management's Annual Report, Balance Sheet and other Financial Statements for the year of 2016 and resolved that they will be resubmitted to be resolved on after receiving the final legal opinion of the independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, in an extraordinary meeting of the Board of Directors, whose convening was approved for March 28, 2017;
  Presented the preliminary information on the Executive Board's Proposal for the allocation of the net income of the fiscal year of 2016 and for the payment of profit sharing on the integration between capital and labor and productivity incentive and resolved that it will be resubmitted to be resolved on in an extraordinary meeting of the Board of Directors, whose convening was approved for March 28, 2017;
  Approved, unanimously by those present, the Policy for Transactions with Related Parties;
  Authorized, unanimously by those present, the signing of the Agreement of Purchase and Sale of Energy between the related parties Copel Comercialização S.A. – Copel COM and Copel Geração e Transmissão S.A. – Copel GeT  and the signing of a corporate surety bond between Copel COM and Copel (Holding) arising from the said agreement of purchase and sale of energy; and
  Approved, unanimously by those present, the evaluation process of the Management for 2017.

5. ATTENDANCE: FERNANDO XAVIER FERREIRA - Chairman; CARLOS HOMERO GIACOMINI; JOSÉ RICHA FILHO; HÉLIO MARQUES DA SILVA; LUIZ FERNANDO LEONE VIANNA; MARLOS GAIO; MAURO RICARDO MACHADO COSTA; SANDRA MARIA GUERRA DE AZEVEDO; and SÉRGIO EDUARDO WEGUELIN VIEIRA.

The full text of the minutes of the 164th Annual Meeting of Copel's Board of Directors was drawn up in the Company’s proper book No. 08.

DENISE GOMES TEIXEIRA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 23, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.